UBS Financial Services Inc.

Consolidated Statement of Financial Condition
December 31, 2019
(Amounts in Thousands of Dollars)

Assets

Cash and cash equivalents	$ 538,220
Cash and securities segregated and on deposit for federal and other regulations	1,134,825
Collateralized agreements:	
Securities purchased under agreements to resell	1,832,169
Securities borrowed	1,239,136
Receivables:	
Clients (net of allowance for doubtful accounts of $349)	238,294
Brokers, dealers and clearing organizations	1,697,764
Dividends and interest	5,995
Fees and other	201,206
Financial instruments owned, at fair value	701,875
Financial instruments owned, pledged as collateral, at fair value	59,825
Financial assets designated at fair value	4,876,716
Receivables from affiliated companies	595,806
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $879,939)	1,615,619
Goodwill and intangibles	554,838
Deferred tax asset	1,595,524
Income taxes receivable	22,307
Other assets	414,478
Total assets	$ 17,324,597

Liabilities and stockholder's equity

Collateralized agreements:	
Securities sold under agreements to repurchase	104,773
Securities loaned	201,274
Payables:	
Clients	752,735
Brokers, dealers and clearing organizations	176,397
Dividends and interest	2,864
Financial instruments sold, not yet purchased, at fair value	58,136
Financial liabilities designated at fair value	5,351,298
Accrued compensation and benefits	2,060,671
Payables to affiliated companies	858,089
Other liabilities and accrued expenses	1,816,628
	11,382,865
Subordinated liabilities	2,200,000
Stockholder's equity	3,741,732
Total liabilities and stockholder's equity	$ 17,324,597

See notes to consolidated statement of financial condition.